EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(millions of dollars)
Income from continuing operations	$11,011	$15,003	$15,806	$7,845	$8,131
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(140)	(108)	(354)	300	164
Provision for income taxes(1)	7,073	9,599	11,614	3,617	4,385
Capitalized interest	(143)	(255)	(409)	(423)	(400)
Minority interests in earnings of consolidated subsidiaries	206	556	346	139	261

	18,007	24,795	27,003	11,478	12,541

Fixed Charges:(1)
Interest expense—borrowings	368	328	637	826	769
Capitalized interest	442	529	653	606	564
Rental expense representative of interest factor	587	621	551	617	795
Dividends on preferred stock	5	8	12	8	6

	1,402	1,486	1,853	2,057	2,134

Total adjusted earnings available for payment of fixed charges	$19,409	$26,281	$28,856	$13,535	$14,675

Number of times fixed charges are earned	13.8	17.7	15.6	6.6	6.9

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent owned companies and majority owned subsidiaries that are not consolidated.

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